United States securities and exchange commission logo





                             March 8, 2022

       Fernando Cornejo
       Chief Executive Officer
       Kalera Public Ltd Co
       7455 Emerald Dunes Dr.
       Orlando, Florida 32822

                                                        Re: Kalera Public Ltd
Co
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
9, 2022
                                                            CIK No. 0001909152

       Dear Mr. Cornejo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 filed February 9, 2022

       Cover Page

   1. Please include on the inside front cover page the information set forth in Item 2 of Form
                                                        S-4.
   2. Please revise the cover page to disclose the expected ownership percentages in the combined company of
Agrico's public stockholders, the Sponsor and Kalera AS' current equity owners if the
business combination is approved and consummated.
       Summary of the Material Terms of the Business Combination, page 8

   3. We note that certain shareholders agreed to waive their redemption rights. Please describe
 Fernando Cornejo
Kalera Public Ltd Co
March 8, 2022
Page 2
         any consideration provided in exchange for this agreement.
Q. What conditions must be satisfied to complete the Business Combination?, page 15

4. We note your disclosure of a closing condition requiring the receipt of all necessary regulatory approvals and clearances including all antitrust approvals. We further note your disclosure on page 144 stating your business combination agreement is not subject to any federal or state regulatory approval. Please reconcile your disclosure or advise.
Risk Factors, page 80

5. Disclose the material risks to unaffiliated investors presented by taking Kalera AS public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
6. We note your disclosure of a potential conflict of interest in the sponsor recommending to consummate the business combination on page 82. Please clarify here if the sponsor and any affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. Please also highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Background of the Business Combination, page 130

7. Please disclose when each of the potential targets discussed in this section were eliminated
         from consideration. Please also specify Agrico   s target industries
and areas of expertise
         that were targeted during the evaluation process and why Argico needed to consult industry experts during the review process.
8. Please revise your disclosure to quantify the initial valuation that was delivered to
         Kalera as part of the term sheet on October 9, 2021 and describe how the Agrico Board arrived at this valuation. Please also discuss any subsequent adjustments to the initial valuation. Please also discuss why earn-out provisions were included in December 2021 and describe these provisions.
Agrico Board's Reasons for the Business Combination, page 136

9. Please disclose the general criteria and guidelines that Agrico believed would be important in evaluating prospective target businesses. Please also disclose the valuations
FirstName LastNameFernando Cornejo
       and trading of publicly traded companies and valuations of precedent merger and
Comapany   NameKalera
       acquisition targetsPublic Ltd Co
                           in similar and adjacent sectors that were considered
by the Agrico
March Board.
       8, 2022 Page 2
FirstName LastName
 Fernando Cornejo
FirstName  LastNameFernando  Cornejo
Kalera Public Ltd Co
Comapany
March      NameKalera Public Ltd Co
       8, 2022
March3 8, 2022 Page 3
Page
FirstName LastName
Kalera Projected Financial Information, page 139

10. We note the disclaimer that readers are cautioned not to rely on the projections in making a decision regarding the transaction. While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.
11. Please disclose the related costs of opening the projected number of facilities for the years ending December 31, 2022, 2023, 2024, 2025 and 2026 and the projected net income for each of those years.
Information About Kalera, page 182

12. Please balance your disclosure related to the $30 billion total addressable market for leafy greens by discussing Kalera AS' current market share. Please also place your disclosure in appropriate context with reference to your limited sales to date, history of losses and accumulated deficit of approximately $22.5 million. Please also provide the basis for the claim that Kalera is one of the fastest growing vertical farming companies in the world.
Partnerships and Acquisitions, page 189

13. We note the disclosure Kalera's partnership with Signify (Phillips) and ongoing collaborations with both the University of Florida and A*STAR. Please provide a more fulsome discussion of these arrangements, including clarifying the responsibilities of the parties, any intellectual property rights transferred, any payments made, and any term or expiration dates. To the extent these are formal collaboration agreements, please file these agreements as exhibits to this registration statement or explain why you believe such filing is unnecessary.
Intellectual Property Rights, page 194

14. Please revise your disclosure to include the type of patent protection, jurisdictions where protected, ownership status, and expiration dates for all of Kalera AS' material patents.
Management of Pubco Following the Business Combination, page 214

15. For the background disclosure of Pubco's directors and officers following the business combination, please describe the business experience of each director or officer during the past five years including their principal occupations and the name and principal business of any corporation where they were employed. Refer to Regulation S-K
Item 401(e)(1). In
         addition, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.
Certain Relationships and Related Person Transactions
Agrico Related Person Transactions, page 231

16. Please quantify the aggregate value of all payments and reimbursements, including
 Fernando Cornejo
Kalera Public Ltd Co
March 8, 2022
Page 4
      amounts due to the sponsor, officers and directors, and any affiliates under the terms of the Business Combination agreements.
Agrico Acquisition Corp. Financial Statements
Note 7 - Warrants , page F-48

17. Please explain to us how you determined that the public and private placement warrants meet the criteria for equity treatment. We reference your disclosure in
Note 9 on page F-
      49 that "in view of the new guidance from the SEC, the Company determined that the warrants may contain the features identified in the guidance therefore the Company continues to evaluate the instruments for appropriate accounting treatment." We also note that in the Agrico Acquisition Corp. Form S-1 filed June 28, 2021 the Capitalization table on page 64 reflects the warrants as liabilities in accordance with the guidance in ASC
      815-40.
&EVER GMBH Financial Statements , page F-50

18. Please explain to us how you considered the updating requirements of Item 8.A. of
      Form 20-F for the financial statements of &EVER GMBH.
       You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Christopher Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,
FirstName LastNameFernando Cornejo
                                                            Division of
Corporation Finance
Comapany NameKalera Public Ltd Co
                                                            Office of Life
Sciences
March 8, 2022 Page 4
cc:       David Dixter, Esq.
FirstName LastName